SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 12b-25

                                                  Commission File Number 0-19278

                           NOTIFICATION OF LATE FILING


(Check One):  |X| Form 10-K    |_|  Form 11-K  |_| Form 20-F  |_| Form 10-Q
              |_| Form N-SAR

            For Period Ended:  December 31, 2004

|_| Transition Report on Form 10-K        |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F        |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

           For the Transition Period Ended:
                                           ---------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Osteotech, Inc.
Former name if applicable:
Address of principal executive office (Street and number): 51 James Way City, state and zip code: Eatontown, New Jersey 07724

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X|      (b)   The subject annual report, semi-annual report,
                        transition

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                        report on Form 10-K, 20-F, 11-K or Form N-SAR, or
                        portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the extensive and complex activities required in order for the Company and its auditors to complete their review of the Company's internal control over financial reporting, such review and the audit of the Company's financial statements for the year ended December 31, 2004 (the "2004 Financial Statements") will not be completed in time for the Company to be able to file its Annual Report on Form 10-K for the period ended December 31, 2004 (the "2004 10-K") on or before March 16, 2005. Therefore, the Company is filing this Form 12b-25 for a 15 day extension, from March 16, 2005 to March 31, 2005, for filing its 2004 10-K. The Company anticipates that it will be able to file its complete 2004 10-K on or before March 31, 2005, although there can be no assurance this will prove to be the case.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Michael J. Jeffries, Executive Vice President and Chief Financial Officer (732) 542-2800

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            For the year ended December 31, 2003 the Company reported revenues of $94,733,000 and net income of $10,867,000 or $.62 diluted net income per share. For the year ended December 31, 2004 the Company expects, subject to completion of the audit, to report revenues of $88,577,000 and a net loss of $5,283,000 or $.31 diluted net loss per share.

                                 Osteotech, Inc.
                        --------------------------------

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 16, 2005            By:    /s/ Michael J. Jeffries
                                    --------------------------------------------
                                    Name: Michael J. Jeffries
                                    Title: Executive Vice President, Chief
                                    Financial Officer